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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

903 Commerce Drive, Suite 250
(No and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Lakowski 630-242-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing

MAR 04 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David E. Lakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVM Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OFFICIAL SEAL
SAMANTHA LESNICKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 02/01/21

State of IL
County of DuPage
Subscribed and sworn to (or affirmed) before me on this 6th day of February, 2020 by David Lakowski proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

February 28, 2020

JVM
SECURITIES, LLC
903 COMMERCE DRIVE SUITE 250
OAK BROOK IL 60523
T 630.242.1000 F 630.571.1941

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re. JVM Securities LLC SEC File # 8-70032
Annual Audited Report Pursuant to Rule 17a-5 (d)
Annual Report on Exemptive Provisions Pursuant to Rule 15c-3(k)

Dear SEC

Enclosed please find the Annual Audited Report and the Report on Exemptive Provisions for the period ending December 31, 2019 for the entity noted above.

Please contact the undersigned at dlakowski@jvmrealty.com or 630-242-1012 if you have any questions concerning this filing.

Sincerely

David E. Lakowski
Chief Compliance Officer

JVM Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JVM Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JVM Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 14, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JVM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets	
Cash	$ 141,490
Commissions Receivable- Related Parties	304,919
Intangible Assets, net	7,488
Total Assets	$ 453,897
Liabilities and Member's Equity	
Liabilities	
Commissions Payable	$263,074
Due to Related Party	8,076
Accrued Expenses	25,046
Total Liabilities	296,826
Member's Equity/(Deficit)	157,071
Total Liabilities and Member's Equity	**$453,897**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Commission Income	$ 1,216,616
Total Revenue	1,216,616
Expenses	
Payroll, P/R Taxes & Benefits	1,185,175
Marketing & Advertising	6,080
Administrative Expenses	56,866
Insurance	850
Amortization	2,496
Total Expenses	1,251,467
Net Income (Loss)	**$(34,851)**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance, beginning of year	$191,922
Net income (loss)	(34,851)
Balance, end of year	$157,071

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net Income/(Loss)	$(34,851)
Adjustments to reconcile net loss to net cash provided by/ (used in) operations	
Amortization Expense	2,496
Changes in Assets and Liabilities	
Commissions Receivable	(184,654)
Accounts Payable	(500)
Accrued Expenses	23,980
Commissions Payable	263,074
Due to Related Party	8,670
Net Cash Provided By/ (Used In) Operating Activities	$78,215
Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	0
Net Increase/(Decrease) in Cash	78,215
Cash Beginning of Period	63,275
Cash End of Period	$141,490

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	NONE
Income taxes	NONE

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. The Company on January 17, 2018 became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Operations are pursuant to the (k)(2)(i) exemptive provision of the SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participating programs for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with the accounting principals generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of December 31, 2019, the Company had cash deposits on one financial institution which did not exceed federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. Transaction-related costs are expensed in the event that the client engagements are terminated.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Income Taxes

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its member. Therefore, no provisions for income tax expense has been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Intangible Assets

The company capitalized its start up costs on January 17, 2018, totaling $12,524. These costs are being amortized over 5 years. Amortization expense for the year ending December 31, 2019 was $2,496.

Advertising

Advertising costs are charged to operations when incurred. Advertising and marketing expenses were $6,080 for the year ended December 31, 2019.

(2) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with JVM Realty Corporation, LLC (JVM), an affiliate of the Company and the only sponsor of the offerings dated October 2017. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended and shall remain in effect unless terminated according to its terms. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro-rata share of these costs, which include rental of facilities, telephone and systems support which totaled $13,219 for the year ended December 31, 2019. As of December 31, 2019, $8,706 is due to JVM for such expenses.

The Company also has an expense-sharing agreement with JVM Realty Management, Inc. (JVMM), an affiliate of the Company. JVMM provides payroll processing services to the Company under an agreement which will remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses during the term of the agreement. Such expenses totaled $1,185,175 in the year ending December 31, 2019.

On January 17, 2018, the Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 7, LLC (F7) and JVM Multi-Premier Fund III, LLC (P3). These LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of

these LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LLC membership interests. Under the PAs with F7 and P3 the Company will receive commission fees of up to 1.85% of the amounts raised from investors introduced by the Company to F7 and P3. The Company earned commissions totaling $1,216,616 from the placement of interest in F7 and P3 for the year ended December 31, 2019. Commissions receivable related to the placement of interest in F7 and P3 were $304,919 as of December 31, 2019.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2019, the net capital ratio was 2.39 to 1 and the net capital was $124,205 which exceeded the minimum capital by $104,417.

(4) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

(5) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a leaser term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares space with an affiliate under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

JVM SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2019

Total member's equity		$ 157,071
Less: non-allowable assets		
Receivable, and other assets	(32,866)	
Total non-allowable assets		(32,866)
Net capital		$ 124,205

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 19,788
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 19,788
Excess net capital	$ 104,417

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 296,826
Ratio of aggregate indebtedness to net capital	2.39 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17a-5 Part IIA report, as of December 31, 2019.

See report of independent registered public accounting firm

JVM SECURITIES, LLC

SCHEDULE II

COMPUTATION DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2019

Not Applicable- The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

See report of independent registered public accounting firm

JVM SECURITIES, LLC

SCHEDUE III

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2019

Not Applicable- The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

See report of independent registered public accounting firm

JVM Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JVM Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JVM Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JVM Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) JVM Securities, LLC stated that JVM Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. JVM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JVM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 14, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SECURITIES, LLC

903 COMMERCE DRIVE SUITE 250
OAK BROOK IL 60523
T 630.242.1000 F 630.571.1941

Assertions Regarding Exemption Provisions

We, as members of management of JVM Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

JVM Securities, LLC

By: ______________________

David E. Lakowski

Chief Compliance Officer

JVM Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of JVM Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JVM Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating JVM Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. JVM Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JVM Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JVM Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 14, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JVM Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	-
SIPC-6 general assessment		
Payment made on July 25, 2019		(304)
SIPC-7 general assessment		
No payment made		-
Total assessment balance (overpayment carried forward)	$	(304)